FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	December	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated November 30, 2006 (“Cingular Rings in Holidays with BlackBerry Pearl")	Page No 6

Document 1

Media Contacts:
John Kampfe
Cingular Wireless
(973) 637-9387
John.kampfe@cingular.com

Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

CINGULAR RINGS IN HOLIDAYS
WITH BLACKBERRY PEARL

Nation’s Largest Wireless Carrier Brings to Market Feature-Rich
BlackBerry Pearl with Push to Talk, GPS-based Navigation Services

ATLANTA and Waterloo, ON, NOV. 30, 2006 – The new BlackBerry® Pearl™ from Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) will arrive on the shelves of select Cingular Wireless stores beginning tomorrow – just in time for the holiday shopping season – with an exclusive look and new features, including Cingular-exclusive Push to Talk (PTT) capabilities and a GPS-based wireless navigation(1) service. Customers can now enjoy the benefits of these new features for the BlackBerry Pearl together with easy-to-use phone, email, organizer and browser applications — all in an incredibly small, light and stylish handset.

The BlackBerry Pearl from Cingular operates on the nation’s largest digital voice network – with the fewest dropped calls of any national wireless carrier – and Cingular’s nationwide(2) EDGE network, the largest national high-speed wireless data network in the U.S.

The BlackBerry Pearl is the first BlackBerry handset to come with a digital camera, multi-media capabilities and an expandable memory slot, while continuing to provide the full BlackBerry experience that is widely popular throughout the world. Beneath its sleek and stylish exterior, which measures just 4.2” x 1.97” x .57” and weighs only 3.1 ounces, the BlackBerry Pearl from Cingular is a quad-band GSM/GPRS and EDGE-enabled mobile application powerhouse delivering the fast performance of the latest generation BlackBerry handset platform. The built-in 64MB flash memory is now expandable with a microSD card, giving users plenty more storage for music, pictures and videos.

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“The BlackBerry Pearl from Cingular provides a winning combination of business and entertainment-related applications that make it a great device both for work-time and leisure-time use,” said Jeff Bradley, vice president, business data services, for Cingular Wireless. “The iconic yet highly functional design, popular BlackBerry service, and rich music and video features coupled with our Cingular-exclusive capabilities make this a powerful offering that will play well equally in the enterprise and consumer spaces.”

“The BlackBerry Pearl is a breakthrough handset that looks as great as it performs. We believe this amazing new phone will attract an even broader range of mobile customers toward BlackBerry and we are delighted to be launching the BlackBerry Pearl with Cingular today,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “The BlackBerry Pearl is truly changing the mobile communications landscape by delivering the unparalleled BlackBerry experience that has become so popular around the world together with new multimedia features and Cingular’s powerful Push to Talk service – all in an exceptionally small, sleek and stylish design.”

Cingular-exclusive Features

Unique features of the BlackBerry Pearl from Cingular include Cingular’s Push to Talk service and the availability of TeleNav GPS Navigator™ for turn-by-turn driving directions.

Cingular boasts the largest Push to Talk network in America and its PTT service includes several differentiating features, including “availability” icons, quick group calling and the ability to easily switch a PTT session to a regular wireless voice call. BlackBerry Pearl customers can use the Cingular Push to Talk service to stay connected with individual colleagues or friends, or set up groups for broader communication. The PTT button on the left side of the BlackBerry Pearl easily facilitates each PTT call.

In addition, the Cingular service offers standard PTT features such as call waiting, contact alerts, and voice messaging to anyone in their contact list.

Cingular customers can receive GPS turn-by-turn voice and on-screen driving directions on the BlackBerry Pearl with TeleNav GPS Navigator™ (Bluetooth GPS Receiver accessory required). TeleNav GPS Navigator can be used in vehicles or while walking and offers colorful 3D moving maps.  Just like an in-car navigation system, the 3D maps turn, move and stop as the vehicle does the same, while also displaying a realistic image of the streets the vehicle is approaching and streets they are passing.

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Users can also pan and zoom the map to view surrounding streets.  Other features include Biz Finder, allowing users to look up a business or place of interest, and Fuel Finder, providing nearby locations with the lowest gas prices.

The BlackBerry Pearl from Cingular is also the first wireless device in the U.S. to include TeleNav Maps™, a free application providing access to non-GPS static maps and step-by-step written driving directions.

Exceptional Phone Quality

The BlackBerry Pearl delivers exceptional phone quality with premium, easy-to-use phone features including Speaker Independent Voice Recognition for Voice Activated Dialing (VAD), support for polyphonic, mp3 and MIDI ring tones, and intuitive call management features such as smart dialing, conference calling, speed dialing and call forwarding.  It also features a speakerphone and Bluetooth® 2.0 for use with hands-free headsets and car kits. BlackBerry Desktop Manager synchronization via Bluetooth is also supported.

The unique “push-based” BlackBerry service features a helpful Setup Wizard and gives users synchronized access to both personal and corporate email accounts with attachment viewing and the ability to manage multiple accounts while on the go. The BlackBerry Pearl also comes with an enhanced version of RIM’s SureType™ QWERTY keypad technology that makes typing messages and dialing phone numbers quick and easy. The handset is supported on BlackBerry® Internet Service as well as BlackBerry® Enterprise Server, with a new set of IT policy controls on the latter to allow IT departments to manage camera and expansion memory usage per their corporate policies.

Images appear incredibly vivid and crisp on the BlackBerry Pearl’s large, ultra-bright, high resolution (240 x 260) display. Built-in light-sensing technology automatically adjusts the screen and keypad brightness for optimum viewing in outdoor, indoor or dark environments. Along with an intuitive Cingular-exclusive user interface, the BlackBerry Pearl also features a supple, responsive trackball that makes vertical and lateral scrolling fast and easy. Dedicated “menu” and “escape” keys on either side of the trackball, along with context sensitive menus, make navigation instinctive, smooth and true to the BlackBerry experience.

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Camera, Music, Video

Featuring a 1.3 megapixel camera with built-in flash and 5x digital zoom, users can snap a picture and instantly share it with friends and family by email(3), MMS or BlackBerry Messenger.  Photos can also be set as caller ID images, and can be easily transferred between the handset and a computer using the included USB cable.

The BlackBerry Pearl comes with a media player and includes a stereo headset jack, so users can enjoy their favorite music and videos on the go. Music and video clips are delivered with rich sound and vivid color and can be easily loaded onto the handset via a new version of the BlackBerry Desktop Manager that is included on a CD in the box. MP3 and ACC music files and MPEG4 and H.263 video files are supported.

With the BlackBerry Pearl from Cingular, users can wirelessly access their email and other data, and browse the Web in more than 13,000 cities and towns, and along some 40,000 miles of major highways throughout the U.S. They can also take their BlackBerry Pearl with them when traveling abroad to make phone calls in more than 190 countries and access data in over 115 countries worldwide((4)).

Pricing and Availability

The BlackBerry Pearl from Cingular is available for as low as $199.99 with a two-year commitment and after rebates, beginning tomorrow in select Cingular retail stores, on www.cingular.com and through Cingular’s B2B sales organization, and in most Cingular stores nationwide by Monday, December 4. Unlimited corporate email access via BlackBerry is as low as $44.99 a month with a voice contract, or customers who simply need personal email access and web browsing with BlackBerry® Internet Service can choose the BlackBerry Personal plan for as low as $29.99 per month with voice. Unlimited Cingular Push to Talk service is available for an additional monthly charge of $9.99 per device and $19.99 for Push to Talk Family. TeleNav GPS Navigator is available for additional monthly charges of $5.99 for 10 trips and $9.99 for unlimited trips.

For more information, please go to www.cingular.com/blackberrypearl.

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About Cingular Wireless

Cingular Wireless is the largest wireless carrier in the United States, serving 58.7 million customers. Cingular, a joint venture of AT&T Inc. (NYSE: T) and BellSouth Corporation (NYSE: BLS), has the largest digital voice and data network in the nation — the ALLOVER™ network — and the largest mobile-to-mobile community of any national wireless carrier. Cingular is a leader in third generation wireless technology. Its 3G network is the first widely available service in the world to use HSDPA (High Speed Downlink Packet Access) technology. Cingular is the only U.S. wireless carrier to offer Rollover(r), the wireless plan that lets customers keep their unused monthly minutes. Details of the company are available at http://www.cingular.com/. Get Cingular Wireless press releases emailed to you automatically. Sign up at http://cingular.mediaroom.com/.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information, including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third-party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

(1)	Optional Bluetooth-enabled GPS receiver must be purchased separately.
(2)	Not available in all areas.
(3)	Requires minimum versions of BlackBerry Internet Service or BlackBerry Enterprise Server software. Check with Cingular Wireless or IT administrator for availability.
(4)	Check with Cingular Wireless for roaming services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	December 5, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller